HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                               September 10, 2008

Kristina Aberg
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

      Re:   Epic Energy Resources, Inc.
            Form S-/A

      This office represents Epic Energy Resources, Inc. (the "Company"). Amendment #4 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated July 25, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found. The letters "FS" in the page number column refer to the page in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

1. The Company expects to record intangible assets for the brand name, internal agreements, backlog, external agreements and customer relationships acquired with each acquisition. A brief description of each intangible follows:

     a. Brand Name - often used as synonyms for trademarks and other marks, are general marketing terms that typically refer to a group of complimentary assets such as a trademark and its related trade name and technical expertise.

     b. Internal Agreements - employment contracts that are beneficial contracts from the perspective of the employer because the pricing of those contracts is favorable relative to market terms are one type of contract-based intangible asset.

     c. Backlog - production backlog arises from contracts such as purchase or sales orders. An order or production backlog acquired in a business combination meets the contractual-legal criterion, even if the purchase or sales orders are cancelable.

     d. External Agreements - contract-based intangible assets represent the value of rights that arise from contractual arrangements. Customer contracts are one type of contract-based intangible asset.




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                                                                     Page Number
                                                                     -----------

     e. Customer Relationships - if an entity established relationships with its customers through contracts, those customer relationships arise from contractual rights. Therefore, customer contracts and the related customer relationships acquired in a business combination meet the contractual-legal.

     The methodologies which will be used to value these intangible assets are:

     a. Gain an understanding of the business, the industry within which the business operates, and the nature of the transaction.

     b. Determine the purchase price paid and understand the total asset and liability base acquired.

     c.   Identify the components of the total asset base.

     d.   Identify the components of the acquired liabilities.

     e. Value the intangible assets (see description of the Company's valuation methodology below).

     f. Allocate value to the acquired asset and liability base

     g.   Determine the remaining allocation to goodwill.

     h.   Reconcile the allocation.

     i. Apply the above-discussed methodologies to each identified intangible asset.

    As noted in the Company's prior response, the Company does not have any preliminary estimates of the amount expected to be recorded for the intangible assets as the third party valuation firm has not yet completed its work.

    Generally, the Company values intangible assets on a stand-alone bases (using fair market value) since one of the criteria is that the assets must be able to be sold and/or transferred intact. However, the calculations cannot be made until there is a determination of the consideration paid (which moves to a fair value, rather than fair market value model). Fair value looks specifically at the transaction that has taken place rather than a fair market value model. If in the Company's analysis it calculates the "value" of the group of intangibles coupled with the other assets and liabilities to be more than the consideration paid, the Company must re-examine the calculations, and possibly reallocate values, to coincide with the value of the consideration paid. However the Company cannot make that analysis until it knows the value of the consideration paid. It would therefore be premature for the Company to estimate values that could conceivably conflict with the value of the transaction. Even after the calculations are complete, it must compare as



                                       2
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                                                                     Page Number
                                                                     -----------

    a final measure the Company's Weighted Average Cost of Capital ("WACC") to the Internal Rate of Return ("IRR") of the acquisition for reasonableness. If those amounts are comparable, the Company has built a defensible allocation/valuation model. Although the Company is presently accessing data bases to match intangible characteristics and to allow the Company to test its calculations, it will be unable to provide estimates of values until it has determined the value of the consideration paid. The final allocations for Carnrite will be disclosed for the quarter ended September 2008 financial statements.

    Notwithstanding the above, the Company's preliminary valuation of the intangible assets acquired in connection with the Carnrite acquisition is shown below:

            Category                      Preliminary Value
            --------                      -----------------

            Brand Name                       $1,439,299
            Customer Relationships              173,190
            Client Contracts                    287,419
            Employment Agreements:
               Coaching                         485,930
               Employment                       660,852
            Backlog                           2,524,001
                                            -----------
            Total Intangible Value           $5,524,001
                                             ==========

    Note 1 to the Company's Pro Forma  financial  statements
    has been revised in response to this comment.                         FS-80

2. The following factors (per EITF 95-8) led the Company to conclude that the contingent consideration should be considered purchase price rather than compensation expense:

     a. Level of Compensation: For both acquisitions, the selling shareholders who are part of the contingent consideration arrangements continue to be paid a salary of market value or above after the acquisition. Each Carnrite selling shareholder is now paid a salary of $220,000 per year which is essentially the same (or higher) salary then they were making at Carnrite before the acquisition. Each EIS selling shareholder is now paid a salary of $150,000 per year which is essentially the same (or higher) salary then they were making at EIS before the acquisition.



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                                                                     Page Number
                                                                     -----------

           The following summarizes the salary for each employee at Carnrite under the supposition that the contingent shares were considered compensation. The Company believes this compensation exceeds amounts that would be considered reasonable and supports the Company's position that the contingent shares should be included in the value of the targeted companies.

           ----------------------------------------------------
           Contingent Shares Issued                   200,764
           ----------------------------------------------------
           Stock Price at Close                       $  3.50
           ----------------------------------------------------
           Value at Close                            $702,674
           ----------------------------------------------------
           Vesting Period                             2 Years
           ----------------------------------------------------
           Stock Compensation Per Year               $351,337
           ----------------------------------------------------
           Contingent and Salary Compensation        $571,337
           ----------------------------------------------------

          The following summarizes the salary for each employee at EIS under the supposition that the contingent shares were considered compensation.
          The Company believes this compensation exceeds amounts that would be considered reasonable and supports the Company's position that the contingent shares should be included in the value of the targeted companies.

          ----------------------------------------------------
          Contingent Shares Issued                   166,666
          ----------------------------------------------------
          Stock Price at Close                       $  1.09
          ----------------------------------------------------
          Value at Close                            $181,666
          ----------------------------------------------------
          Vesting Period                             1 Years
          ----------------------------------------------------
          Stock Compensation Per Year               $181,666
          ----------------------------------------------------
          Contingent and Salary Compensation        $331,666
          ----------------------------------------------------

     b.   Factors Involving Reasons for Contingent Payment
          Provisions: Per EITF 95-8, "understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement."
          For the Carnrite and EIS acquisitions, the value of each company was determined using a multiple of cash flows. The total amount of the Company's stock to be issued, including the contingent shares issued to the selling shareholders of the Company was considered as part of the purchase price (i.e. the value) of both acquisitions. The intent of the management of the Company, and the understanding of the selling shareholders of Carnrite and EIS, was that these contingent


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

                                                                     Page Number
                                                                     -----------

          shares were part of the value of the targeted companies. Excluding the value of the contingent shares from the purchase price would have yielded an unreasonable purchase price for the acquisitions. The total stock value without the contingent shares would be approximately $8,783,436 which is approximately 30% less than the total enterprise value.

      Value of Carnrite (prepared by management):
      -------------------------------------------

         Average net income before tax of $2,509,553 x 5
         (multiple of cash flows) = $12,547,765 (Total
         Enterprise Value).

         Total Stock Value = 4,600,848 shares to be issued per the Term Sheet (inclusive of 1,673,036 of contingent consideration shares) x $3.00 stock price = $13,802,544.

         Per the Term Sheet, it was the Company's intention that the Total Stock Value be 10% above the Total Enterprise Value. Thus, the Company was valuing the Carnrite acquisition using the total shares issued (which includes the contingent consideration shares).

      Value of EIS (prepared by management):
      --------------------------------------

         Average net income before tax of $767,305 x 5.6
         (multiple of cash flows) = $4,300,000 (Total
         Enterprise Value).

         Total Stock Value = $2,000,000 (1,000,000 shares to be issued per the Term Sheet (all are contingent consideration shares) x $2.00 stock price (stock price as of the date of the valuation).

    Total Cash Value = $2,300,000.
    ------------------------------

         Thus, the Company was valuing the EIS acquisition using the total shares + total cash issued. The value of the stock is 47% of the Total Enterprise
         Value and thus should be included as part of the purchase price of the Company and not future compensation.



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

                                                                     Page Number
                                                                     -----------

     c.   Factors Involving Formula for Determining Contingent
          Consideration:

          Per EITF 95-8, "the formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10 percent of earnings may suggest a profit-sharing arrangement."

          For the Carnrite and EIS acquisitions, the value of the Company was determined using a multiple of cash flows. The total amount of the Company's stock to be issued, including the contingent shares issued to the selling shareholders of the Company was considered as part of the purchase price (ie. the value) of both acquisitions. The intent of the management of the Company, and the understanding of the selling shareholders of Carnrite and EIS, was that these contingent shares were part of the value of the target company. The Carnrite and EIS acquisitions were valued at 5.0 and 5.6 times estimated average net income before tax, respectively. The number of shares issued to obtain this purchase price was the number of shares issued at closing PLUS the shares to be issued under the contingent shares arrangement.

          The rationale for including the employment contingencies in the purchase agreements was to add an additional incentive for the former owners to remain with the Company. The former owners have specific industry knowledge and experience that would help increase revenues. These former owners then could gain financially by obtaining these additional shares of common stock by continuing their employment with the Company.

3. In July 2007 the Company entered into an agreement with an investment banking firm with a view to raising private equity capital. In November 2007 the Agreement was terminated with the consent of both parties. However, the July 2007 agreement provided that if the Company raised capital from any investor listed on an attachment to the agreement, the Company would be responsible for the payment of compensation to the investment banker pursuant to the terms of the July 2007 agreement.


                                       6
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                                                                     Page Number
                                                                     -----------

     The Company's registration statement on Form S-1 was filed with the Commission in January 2008. After reviewing the registration statement, the investment banker notified the Company that a number of the selling shareholders were on the list to the July agreement and that, as a result, the investment banker was entitled to compensation from the Company.
     When the Company contacted a number of investors that participated in the December 2007 financing, the Company was told that they had not been contacted by the investment banker or that any contact was strictly peripheral in nature.

     The investment banker rejected the Company's position on the matter and continued to demand payment. As a means of resolving the situation, the Company and the investment banker reached an agreement in February 2008 which provided that the Company would pay the investment banker $300,000.

     Since the Company:

     o did not believe that it owed the investment banker any amount as a result of the termination of the July 2007 agreement,
     o the investment banker did not demand any payment until January 2008, and
     o    a settlement agreement was not reached until February 2008,

    The amount paid to the investment banker was expensed in 2008 as opposed to 2007.

    Footnote 15 has been revised to describe the settlement in more
    detail.                                                               FS-26

4. Section 2.8 of the Purchase Agreement pertaining to Epic Integrated Solutions (filed as Exhibit 10.5 to Amendment No. 1 to the Company's registration statement) provided that the effective date of the acquisition was January 1, 2008. As a result, the Company's financial statements for the six months ended June 30, 2008 reflect the operating results of Epic Integrated Solutions for the entire period. Since the June 30, 2008 balance sheet also reflects the acquisition, pro forma financial statements for periods subsequent to December 31, 2007 have not been included in the registration statement.

5.   The payment of the $1,400,000 is not contingent upon
     continued employment with the Company. Footnote 15 has been
     revised accordingly.                                                 FS-25




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      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.



                                          By
                                                William T. Hart



WTH:ap